September 29, 2014

VIA EDGAR AND FEDEX

Ms. Kathryn McHale

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Simmons First National Corporation
Registration Statement on Form S-4/A
Filed September 11, 2014
File No. 333-197708

Dear Ms. McHale:

This letter sets forth the response of Simmons First National Corporation (the “Company”) to the comments contained in the letter to the Company, dated September 19, 2014, from the staff of the Securities and Exchange Commission (the “Staff”), relating to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (File No. 333-197708) (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in bold/italicized text below. We also advise the Staff that the Company has today transmitted for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the Registration Statement (the “Amendment”). Where the Company has revised the Registration Statement in response to the Staff’s comment, we have noted the applicable page number in our response.

Summary

In the Mergers, both Community First Shareholders and Liberty Shareholders will receive shares of Simmons Common Stock and Cash…, page 13

1.	Please refer to comment 9 in our letter dated August 25, 2014. Please include a recent price for Community First and Liberty common stock. Alternatively, provide the information to us in your response letter and explain why the information is inappropriate for disclosure here.

Response:

The Company’s previous disclosure noted the absence of an established public trading market for Community First common stock or Liberty common stock. The Company respectfully advises the Staff that the Company, Community First and Liberty are not aware of any recent private sales of Community First common stock or Liberty common stock. The Company also respectfully advises the Staff that any isolated or sporadic private sale of

Securities and Exchange Commission

Division of Corporation Finance

September 29, 2014

Community First common stock or Liberty common stock would be insufficient, and potentially misleading, for the purpose of indicating the market value of Community First common stock or Liberty common stock as of the date preceding the announcement of either transaction or as of a recent date. In response to the Staff’s comment, the Company has revised pages 13, 146, 200 and 201 of the Amendment to state that the Company, Community First and Liberty are not aware of any recent private sales of Community First common stock or Liberty common stock and that, as a consequence, no recent price data is available.

Interests of Community First’s Directors and Executive Officers…, page 107

Interests of Liberty’s Directors and Executive Officers…, page 140

2.	Please refer to comment 10 in our letter dated August 25, 2014. Please expand the disclosure to provide quantification of the director fees and equity awards.

Response:

The current Community First directors and Liberty director who are appointed to the Simmons Board of Directors are expected to receive the same 2014 base compensation as Simmons’ current directors, which amounts will be prorated based on the time remaining in such directors’ terms at the time of their respective appointments. In response to the Staff’s comment, the Company has revised pages 108-109 and 142 of the Amendment to quantify the value of fees and common stock awards made to members of the Simmons Board of Directors.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Notes to Pro Forma Combined Condensed Consolidated Financial Statements

Note 4. Pro Forma Adjustments

(6), page 46

3.	Please revise the line item titled total pro forma purchase price to include the fair value amount of the options and restricted stock to be converted to SNFC stock for both Community First and Liberty to arrive at the amount of goodwill used in the pro forma financial information as presented in Note 12.

Response:

In response to the Staff’s comment, the Company has revised page 46 of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact either (i) Robert A. Fehlman, Senior Executive Vice President, Treasurer and Chief Financial Officer of the

Securities and Exchange Commission

Division of Corporation Finance

September 29, 2014

Company at ###-##-#### or (ii) Frank M. Conner III (202-662-5986) or Michael P. Reed (202-662-5988) of Covington & Burling, LLP, counsel to the Company.

Sincerely,

/s/ Robert A. Fehlman

Robert A. Fehlman

Senior Executive Vice President,

Treasurer and Chief Financial Officer

cc:	Jessica Livingston
Staff Attorney

Chris Harley
Staff Accountant

Gus Rodriguez
Accounting Branch Chief

Frank M. Conner III
Covington & Burling LLP

Michael P. Reed
Covington & Burling LLP